Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTH PERIODS

ENDED SEPTEMBER 30, 2013 AND 2012

(AMOUNTS IN CANADIAN DOLLARS)

November 13, 2013

NORTHCORE TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Month Periods Ended September 30, 2013 and 2012
Dated:  November 13, 2013

OVERVIEW

Northcore Technologies Inc. (“Northcore” or the “Company”) offers award-winning intellectual property, to provide innovative IP based customer solutions. Northcore's portfolio companies include Envision Online Media Inc., a specialist in the delivery of content management solutions.

Northcore’s shares currently trade on the NEX Stock Exchange (NTI.H) and the OTC Bulletin Board (OTCBB: NTLNF).  The registered office of the Company is 302 The East Mall, Suite 300, Toronto, Ontario, Canada, M9B 6C7.

This Management’s Discussion and Analysis (MD&A) for Northcore should be read with the unaudited condensed interim consolidated financial statements for the period ended September 30, 2013, as well as the audited consolidated financial statements and MD&A for the year ended December 31, 2012.  This document was approved by the Board of Directors on November 13, 2013.

DEVELOPMENTS IN THE  THIRD QUARTER OF 2013

Northcore’s developments in the period included the following:

The Company entered into a proposed transaction with Cielo Gold and Blue Horizon Industries to purchase renewable diesel intellectual property (“IP”) for a 48% equity position in Northcore and to license this IP for a 50% profit share from commercialization, and sought funding to support this diversification into Cleantech IP.  While approved by Northcore’s secured creditor and shareholders, this transaction was viewed by the TSX as a change in business and by the TSX Venture Exchange as a reverse takeover, requiring Northcore to satisfy new listing requirements for its shares to be traded on either exchange, which was not possible within the proposed transaction. This resulted in a migration of Northcore’s shares from a TSX delisting on September 27, 2013 to the NEX exchange on September 30, 2013 for continued trading, termination of the proposed asset purchase transaction with Cielo, a material adverse event under the Series O Debenture Subscription Agreement and further downsizing of parent company operations.

At Northcore’s duly called Special and Annual Shareholders meeting held on July 23, 2013 the following resolutions were approved:
•	Election of Directors: C. Bulger, R. Deslippe, D. Mackenzie, M. Smith
•	Appointment of Auditors: A Chan LLP
•	Consolidation of Common Shares: 20:1 consolidation
•	Asset Purchase Transaction: issuance of 48% common shares in Northcore to Cielo for the purchase of renewable diesel intellectual property
•	Name Change: to Cielo Technologies, or such other name as the directors decide
•	Option Pool Increase: to 15% of outstanding shares post Cielo IP purchase

The shareholders approved the foregoing resolutions subject to the Directors’ decisions to implement and regulatory approvals. The Cielo transaction did not obtain regulatory approval and was abandoned in favour of seeking other business development opportunities and does not preclude a further attempt with Cielo in future. If the Cielo transaction had proceeded, trading of Northcore’s shares on the NEX exchange would have been halted until new listing requirements were satisfied.  Consequently, Mr. Don Allan resigned as dual CEO of Cielo and Northcore to focus on Cielo, Mr. C. Bulger assumed the role of interim CEO of Northcore, Mr. Jared Scarf joined the Company’s Board of Directors following the departures of R. Deslippe and M. Smith co-incident with the NEX listing of Northcore’s shares. Under the circumstances, Northcore has not proceeded with implementing the share consolidation resolution and other resolutions pertaining to the Cielo transaction, and the total amount subscribed of the Series O Debenture was reduced from $840,000 to $221,000.

NORTHCORE TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Month Periods Ended September 30, 2013 and 2012
Dated:  November 13, 2013

Northcore provided hosting services to GE and customers of GE through a 50:50 Joint Venture, GE Asset Manager LLC, using IP that was owned by GE as well as IP that was owned by Northcore. Customers generally paid annually in advance for services and GE could terminate the agreement with Northcore at any time, requiring Northcore to refund all service pre-payments, support the transition to alternative service providers and be responsible for the financial consequences of business interruption to GE. Due to Northcore’s inability to financially support the continued expenses related to hosting services or refund service pre-payments, Northcore sold its interest in the Joint Venture and other GE and hosting related business to a third party acceptable to GE on July 24, 2013 following approval by Northcore’s secured creditor and the Northcore Shareholder Meeting that approved the Cielo transaction and transition of historical assets.  The result of this sale eliminated all contingent liabilities for service interruption and avoided refund of pre-paid services and reducing potential severance costs related to certain employees who transitioned with the business. Northcore maintains a continued right to use the IP that was sold in this transition.

Envision Online Media Inc., a wholly owned subsidiary of Northcore, operates as an autonomous entity, maintaining its cash flow within the subsidiary and has a long history of paying its liabilities when due with cash generated from within its operations. The parent company, Northcore, continues to manage its liquidity risk by communicating with creditors, making payment installments as funds are available and reducing expenses, which includes salary deferral by management and unpaid wages to staff, and the elimination of patent related expenses for new and historical IP. While creditors are currently cooperative, there is a risk that this could change and the Company would then face legal statements of claim without the available cash to conclude settlement.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Statements contained in this report may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These risks include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause our results to differ materially from expectations.

These risks include:

•	The timing of our future capital needs and our ability to raise additional capital when needed;
•	Current short term liquidity risks and potential legal action by creditors;
•	Regulatory challenges in satisfying new listing requirements;
•	Increasingly longer sales cycles;
•	Potential fluctuations in our financial results and our difficulties in forecasting;
•	Volatility of the stock markets and fluctuations in the market price of our stock;
•	The ability to buy and sell our shares on the OTC Bulletin Board;

NORTHCORE TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Month Periods Ended September 30, 2013 and 2012
Dated:  November 13, 2013

•	Our ability to compete with other companies in our industry;
•	Our dependence upon a limited number of customers;
•	Our ability to retain and attract key personnel;
•	Risk of significant delays in product development;
•	Failure to timely develop or license new technologies;
•	Risks relating to any requirement to correct or delay the release of products due to software bugs or errors;
•	Risk of system failure or interruption;
•	Risks associated with any further dramatic expansions and retractions in the future;
•	Risks associated with international operations;
•	Problems which may arise in connection with the acquisition or integration of new businesses, products, services, technologies or other strategic relationships;
•	Risks associated with protecting our intellectual property, and potentially infringing the intellectual property rights of others;
•	Fluctuations in currency exchanges;
•	Risks to holders of our common shares following any issuance of our preferred shares; and
•	The ability to enforce legal claims against us or our officers or directors.

Other such risks as we may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission, and Management Information Circular, may also cause our results to differ materially from expectations.

We encourage you to carefully review these risks, as outlined above, to evaluate your existing or potential investment in our securities.

RESULTS OF OPERATIONS

Comparison of the Quarters Ended September 30, 2013 and September 30, 2012

The following commentary compares the unaudited consolidated financial results for the three month periods ended September 30, 2013 and September 30, 2012 and analyzes significant changes in the consolidated statements of operations and comprehensive loss.

Overview:   Northcore reported an Operational EBITDA loss for the third quarter of $163,000, an improvement of $253,000 or 61 percent from the Operational EBITDA loss of $416,000 reported for the third quarter of 2012.  A decrease in operating expenses contributed to the reduction in Operational EBITDA loss during the period, partially offset by a corresponding decrease in revenues.

Our loss for the third quarter of 2013 was $ 267,000, a loss of $0.001 per share, compared to a loss of $535,000 or $0.002 per share for the same quarter of 2012, an improvement of $268,000 or 50 percent.  The improvement in loss was attributed primarily to a significant decrease in operating expenses, partially offset by a corresponding decrease in revenues.

NORTHCORE TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Month Periods Ended September 30, 2013 and 2012
Dated:  November 13, 2013

Revenues:  Revenues are comprised of application hosting activities provided to customers, the sale of software licenses, and the delivery of technology services, such as application and website development, content management solutions and software customization.

Revenues for the quarter decreased to $193,000 from $387,000, a decrease of $194,000 or 50 percent for the same quarter of 2012. The decrease in services revenues from transition of GE related and hosting operations was the primary reason for the reduction in revenues during the quarter.

Income from GEAM, LLC:  Income is derived from using the equity method of accounting to record the Investment in GEAM, LLC. Income from investments decreased by $76,000 to $(58,000) for the quarter ended September 30, 2013, from $18,000 for the same period of 2012.  The decrease was due to expense recovery by Northcore coincident with the sale of ADB Systems USA which held Northcore’s investment in GEAM, LLC

General and Administrative:  General and administrative expenses include, primarily: all salaries and related expenses (including benefits and payroll taxes) other than technology staff compensation (which is included in customer service and technology expenses) and sales and marketing staff compensation (which is included in sales and marketing expenses), occupancy costs, bad debt expense, foreign exchange gains or losses, professional fees, insurance, investor relations, regulatory filing fees, and travel and related costs.

General and administrative expenses decreased by $314,000 or 73 percent to $115,000 for the quarter ended September 30, 2013, compared to $429,000 for the quarter ended September 30, 2012. The decrease was attributed primarily to a reduction in workforce and lower consulting, legal and investor relations fees during the quarter.

Customer Service and Technology:  Customer service and technology costs include all salaries and related expenses associated with the provision of implementation, consulting, application hosting, support and training services.  For the quarter ended September 30, 2013, these costs amounted to $149,000, a decrease of $172,000 or 54 percent as compared to $321,000 reported in the same quarter of 2012.  The decrease in workforce contributed to the reduction in technology expense.

Sales and Marketing: Sales and marketing costs include all salaries and related expenses for our sales and marketing personnel as well as business development expenses such as advertising, sales support materials and trade show costs.  For the quarter ended September 30, 2013, sales and marketing costs amounted to $34,000, as compared to $71,000 in the same period of 2012, a decrease of $37,000 or 52 percent.  The decrease staff levels and related travel and promotional costs contributed to the reduction in sales and marketing expenses.

Extra Ordinary Expense: The book value of assets transitioned that related to the historical GE and hosting services by Northcore was $7,000.  The balance of $42,000 was comprised of other non-cash accounting adjustments related to the restructuring. This extra ordinary expense of restructuring and discontinued operation resulted in $49,000 of total non-cash and non-recurring expenses in the current quarter. The financial benefit to Northcore of the restructuring was approximately $100,000 of pre-paid services that did not require refunding, plus the elimination of: ongoing costs relating to staff and hosting services to support these operations; approximately $300,000 of potential severance costs; and up to $2,000,000 of potential contingent liability for business interruption to GE.   No such events occurred in the recent past financial quarters.

NORTHCORE TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Month Periods Ended September 30, 2013 and 2012
Dated:  November 13, 2013

Stock-based Compensation:  Stock-based compensation expense for the quarter ended September 30, 2013 amounted to nil, as compared to $107,000 for the same period of 2012.  Stock-based compensation expense was higher in 2012 due to the vesting expense associated with the options granted during the period.

Depreciation: Depreciation expense for the quarter ended September 30, 2013 was $55,000, compared to $12,000 recorded in the same period of 2012. The increase was due to the amortization of intangible assets in connection with the acquisition of Envision and Discount This, an online group discount marketplace technology platform.

Comparison of the Nine Month Periods Ended September 30, 2013 and September 30, 2012

The following commentary compares the unaudited consolidated financial results for the nine month periods ended September 30, 2013 and September 30, 2012 and analyzes significant changes in the consolidated statements of operations and comprehensive loss and consolidated statements of cash flows.

Overview:  Our year-to-date Operational EBITDA loss was $727,000, an improvement of $420,000 or 37 percent from the operational EBITDA loss of $1,147,000 reported for the same period of 2012.  A reduction in operating expenses contributed to the reduction in Operational EBITDA loss during the period, offset in part by a corresponding decrease in revenues.

The year-to-date loss was $1,070,000, a loss of $0.005 per share for 2013, compared to a loss of $1,826,000 or $0.008 per share, for the same period of 2012.  The decrease in loss for the nine months ended September 30, 2013 was attributed primarily to lower general and administrative and stock-based compensation expense, partially offset by a corresponding decrease in revenues.

Revenue:  Revenues decreased by $262,000 or 25 percent, to $770,000 for the nine months ended September 30, 2013, from $1,032,000 for the same period of 2012.  The decline in revenues was attributed to a decrease in services revenues, partially offset by an increase in hosting revenues.

Income from GEAM, LLC:  Income is derived from using the equity method of accounting to record the Investment in GEAM, LLC.  Income from investments decreased by $58,000 to ($3,000) for the nine months ended September 30, 2013, from $55,000 for the same period of 2012.  The decrease was due to expense recovery by Northcore coincident with the sale of ADB Systems USA which held Northcore’s investment in GEAM, LLC.

General and Administrative:  General and administrative expenses decreased by $583,000 to $710,000 for the nine months ended September 30, 2013, from $1,293,000 for the same period in 2012, a decrease of 45 percent.  The decrease was attributed primarily to a reduction in workforce and lower consulting, legal and investor relations fees during the period.

Customer Service and Technology:  For the nine months ended September 30, 2013, these costs amounted to $653,000, as compared to $818,000 for the same period of 2012, a decrease of $165,000 or 20 percent.  The reduction in workforce was the main reason for the decrease in costs.

NORTHCORE TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Month Periods Ended September 30, 2013 and 2012
Dated:  November 13, 2013

Extra Ordinary Item:  The book value of assets transitioned that related to the historical GE and hosting services by Northcore was $7,000.  The balance of $42,000 was comprised of other non-cash accounting adjustments related to the restructuring. This extra ordinary expense of restructuring and discontinued operation resulted in $49,000 of total non-cash and non-recurring expenses in the current quarter.

Sales and Marketing: Sales and marketing expenses decreased by $41,000 to $134,000 for the nine months ended September 30, 2013, from $175,000 for the same period in 2012, a decrease of 23 percent. The decrease was due to lower staffing levels and related travel and promotional costs.

Stock-based Compensation:  Stock-based compensation expense for the nine months ended September 30, 2013 amounted to $116,000 of non-cash expenses, as compared to $590,000 for the same period of 2012, a decrease of $474,000 or 80 percent.  Stock-based compensation expense was higher in 2012 due to the vesting expense associated with the options granted during the period.

Depreciation: Depreciation expense increased to $177,000 for nine months of 2013, compared to $37,000 for the same period of 2012.  The increase was due to the amortization of intangible assets in connection with the acquisition of Envision and Discount This technology application platform.

Cash Flows from Operating Activities: Operating activities resulted in cash outflows of $779,000 for nine months of 2013, as compared to cash outflows of $1,254,000 from operating activities in nine months of 2012.  The decrease in cash outflows was due to reductions in operating expenses, offset partially by reductions in revenues.

Cash Flows from Investing Activities:  Investing activities resulted in cash inflows of $109,000 during nine of 2013, as compared to cash outflows of $354,000 for the same period of 2012.  Cash inflows during 2013 were due to cash distributions from the investment in GEAM, whereas the acquisitions of Envision and Kuklamoo and intangible assets resulted in cash outflows in 2012.

Cash Flows from Financing Activities: Financing activities generated cash inflows of $286,000 for nine months of 2013, as compared to inflows of $24,000 for the same period of 2012.   Cash inflows during 2013 were due to issuing senior secured notes of $85,000 and cash proceeds from Series O Debentures of $160,000 and proceeds from operating line of credit of $41,000.  Cash inflows from 2012 were due to the exercise of stock options for $24,000.

NORTHCORE TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Month Periods Ended September 30, 2013 and 2012
Dated:  November 13, 2013

SUMMARY OF QUARTERLY RESULTS

The following table sets forth certain unaudited consolidated statements of operations data for each of the eight most recent quarters that, in management’s opinion, consist of normal recurring adjustments, necessary for a fair presentation of the information presented. These operating results are not necessarily indicative of results for any future period and should not be relied on to predict future performance.

Quarter ended	Sep 30, 2013	June 30, 2013	Mar 31, 2013	Dec 31, 2012	Sep 30, 2012	Jun 30, 201	Mar 31, 2012	Dec 31, 2011
	(in thousands of Canadian dollars, except per share amounts)
Revenues	193	$291	$289	$330	$387	$415	$230
Other income:
Income from GE Asset Manager	(58)	28	27	27	18	19	18
Operating expenses:
General and administrative	115	264	331	392	429	428	436
Customer service and technology	149	245	259	295	321	331	166
Sales and marketing	34	49	51	50	71	77	27
Stock-based compensation		3	113	(165)	107	140	343
Depreciation and amortization	55	61	61	24	12	14	11
Total operating expenses	353	622	815	596	940	990	983
Loss from operations	(218)	(303)	(499)	(239)	(535)	(556)	(735)
Extra Ordinary items	49
Finance costs:
Interest on notes payable and secured subordinated notes		-	-	-	-	-	-
Accretion of secured subordinated notes		-	-	-	-	-	-
Total finance costs		-	-	-	-	-	-
Loss before recovery of income taxes	(267)	(303)	(499)	(239)	(535)	(556)	(735)
Recovery of income taxes	-	-	-	(36)	-	-	-
Loss and comprehensive loss for the period	(267)	$(303)	$(499)	$(203)	$(535)	$(556)	$(735)
Loss per share - basic and diluted	(0.001)	$(0.001)	$(0.002)	$(0.001)	$(0.002)	$(0.002)	$(0.003)

NORTHCORE TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Month Periods Ended September 30, 2013 and 2012
Dated:  November 13, 2013

RECONCILIATION OF LOSS TO OPERATIONAL EBITDA (1)

Quarter ended	Sep.30 2013	Jun 30, 2013	Mar 31, 2013	Dec 31, 2012	Sep 30, 2012	Jun 30, 2012	Mar 31, 2012		Dec 31, 2011

Loss for the period, as per above	$(267)	$(303)	$(499)	$(203)	$(535)	$(556)		$(735)	$(660)
Reconciling items:
Stock-based compensation	-	3	113	(165)	107	140		343	248
Depreciation	55	61	61	24	12	14		11	12
Interest expense		-	-	-	-	-		-	31
Recovery of income taxes		-	-	(36)	-	-		-	-
Non-recurring items fees	49	-	-	-	-	27		25	-

OPERATIONAL EBITDA	$(163)	$(239)	$(325)	$(380)	$(416)	$(375)	$	(356)	$(369)

(1)
Operational EBITDA is defined as the loss before interest, taxes, depreciation, stock-based compensation, non-cash and non-recurring items.  The Company considers Operational EBITDA to be a meaningful performance measure as it provides an approximation of operating cash flows.

ACQUISITION OF BUSINESSES

On March 27, 2012, the Company acquired 100 percent of the outstanding shares of Envision, a specialist in the delivery of content management solutions. As part of the same transaction, the Company also acquired from common shareholders, 85 percent of the outstanding shares of Kahootkids! Inc. (operating as “Kuklamoo”), a group discount and community portal targeting young families with children.

The purchase price was satisfied by the issuance of 7,778,000 common shares valued at $933,000 based on the Company’s closing share price of $0.12 on March 27, 2012.  In addition, a cash payment of $100,000 was paid at closing, with the remaining $200,000 to be paid over the next two years, subject to achieving specific performance criteria as set out by the Company.  IFRS 3, Business Combinations, requires the contingent cash payment to be measured at fair value as at the acquisition date.  The Company has determined the fair value of the contingent cash payment at inception to be $134,000 based on a discount rate of 13 percent and 80 percent probability of the performance criteria being satisfied.

NORTHCORE TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Month Periods Ended September 30, 2013 and 2012
Dated:  November 13, 2013

The consideration transferred and acquisition date fair values assigned to Envision and Kuklamoo’s assets acquired and liabilities assumed are as follows:

Total Purchase Price:
Amount
(in thousands)
Cash	$100
Common shares (7,778,000 at $0.12 per share)	933
Net present value of estimated future payments	134
Total Purchase Price	$1,167

Acquisition Date Fair Values:
Amount
(in thousands)
Cash	$3
Short-term investments	40
Accounts receivable	79
Deposits and prepaid expenses	15
Capital assets	8
Accounts payable	(101)
Accrued liabilities	(33)
Deferred revenue	(35)
Deferred tax liability	(36)
Total net assets	(60)
Envision customer list	28
Envision trade name	60
Kuklamoo technology	48
Goodwill	1,091
Total Purchase Price	$1,167

Envision’s customer base, technological expertise and geographic reach are all consistent with  Northcore’s stated objectives of expansion within the Social Commerce arena.

Goodwill of $1,091,000 represents the excess of purchase price over the fair values of net assets acquired, none of which is deductible for tax purposes. The fair values of Envision Customer List and Trade Name in the amount of $28,000 and $60,000, respectively, and Kuklamoo technology in the amount of $48,000 were determined by independent third party valuation of the fair values of assets acquired and liabilities assumed.  Acquisition related costs in the amount of $25,000 were expensed as incurred.

During the quarter ended June 30, 2012, the Company acquired the remaining 15 percent of Kuklamoo.  As consideration, the Company agreed to pay 15 percent of the cumulative profits of Kuklamoo in the event of sale of Kuklamoo to a third party.  No provision has been recorded for this contingent consideration.

NORTHCORE TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Month Periods Ended September 30, 2013 and 2012
Dated:  November 13, 2013

RELATED PARTY TRANSACTIONS

Parties related to the Company include officers and Board members.  Unless stated otherwise, no transactions include special characteristics or terms.  Balances are generally settled in cash. These expenses have been accrued, there have been no related party cash payments made during the past year.

During the quarter ended September 30, 2013, the Company recorded consulting fees in the amount of $15,000 (September 30, 2012 - $24,000) to related parties.  During the nine months ended September 30, 2013, the Company recorded consulting fees in the amount of $45,000 (September 30, 2012 - $63,000) to related parties.

LIQUIDITY AND CAPITAL RESOURCES

The parent company, Northcore, has been funded to date primarily through a series of equity private placements, convertible debentures, options and warrants exercises, sales of equity to and investments from strategic partners and gains from investments.  Since inception, the Company has received aggregate net proceeds of $101.9 million from debt and equity financing and has realized $25.8 million in gains on investment disposals. The Company has not earned profits to date and at September 30, 2013, has an accumulated deficit of $126 million.  The Company expects to incur losses further into 2013 and there can be no assurance that it will ever achieve profitability.  Operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of the Company’s control.

Envision Online Media Inc., a wholly owned subsidiary of Northcore, operates as an autonomous entity, maintaining its cash flow within the subsidiary and has a long history of paying its liabilities when due with cash generated from within its operations. The parent company, Northcore, has incurred negative annual cash flows from operations since inception and expects to continue to expend funds to negotiate settlements with creditors and support business development efforts. Northcore has historically relied on non-operational sources of financing to fund its operations.  The Company’s ability to continue as a going concern is dependent on management’s ability to continue to manage its liquidity risk by communicating with creditors, making payment installments as funds are available and reducing expenses, which includes salary deferral by management and unpaid wages to staff, and the elimination of patent related expenses for new and historical IP. While creditors are currently cooperative, there is a risk that this could change and the Company would then face legal statements of claim without the available cash to conclude settlement. The Company cannot provide assurance that it will be able to execute on its business development efforts or assure that efforts to raise additional financings would be successful.

Current assets of $232,000 were less than current liabilities of $1,493,000 resulting in a working capital deficiency of $1,261,000 at the end of the third quarter of 2013.  Current assets of $284,000 were less than current liabilities of $805,000 resulting in a working capital deficit $521,000 at the end of the fourth quarter of 2012.

Cash increased by $10,000 to $31,000 as at September 30, 2013 from $21,000 as at December 31, 2012.  This increase in cash was the result of the activities described in the Results of Operations section above including the cash proceeds of $ 245,000 through Promissory Note and Debenture borrowing.

NORTHCORE TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Month Periods Ended September 30, 2013 and 2012
Dated:  November 13, 2013

CONTRACTUAL OBLIGATIONS

As at June 30, 2013, the Company's contractual obligations, including payments due by periods over the next five fiscal years, are as follows:

	Total	Remainder of 2013	2014	2015	2016	2017
	(in thousands)

Operating leases	$447	$69	$196	$66	$66	$50
License agreements	100	50	50	-	-	-
	$589	$161	$246	$66	$66	$50

GOING CONCERN

While the accompanying unaudited condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, certain adverse conditions and events cast substantial doubt upon the validity of this assumption.  Financial statements are required to be prepared on a going concern basis unless management either intends to liquidate the Company or cease trading or has no realistic alternative but to do so within the foreseeable future.  The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of operations. The Company has not yet realized profitable operations and has relied on non-operational sources of financing to fund operations.  The continued existence in 2013 and beyond is dependent on the Company’s ability to raise additional financing.  The Company cannot provide assurance that its efforts to raise additional financings will be successful.

These unaudited condensed interim consolidated financial statements do not include adjustments or disclosures that may result from the Company’s inability to continue as a going concern.  If the going concern assumption were not appropriate for these unaudited condensed interim consolidated financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported net losses and the classifications used in the statements of financial position.

CRITICAL ACCOUNTING ESTIMATES

The preparation of accompanying unaudited condensed interim consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting years.  These estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future.  These estimates have been applied in a manner consistent with that in the prior periods.  Actual results could differ from these estimates.

The Company determines the fair value of stock-based compensation using the Cox-Rubinstein binomial valuation model, which requires management to make assumptions regarding the volatility rate, risk free interest rate, average share price, expect term and dividend yield.

NORTHCORE TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Month Periods Ended September 30, 2013 and 2012
Dated:  November 13, 2013

CRITICAL ACCOUNTING POLICIES

We periodically review our financial reporting and disclosure practices and accounting policies to ensure that they provide accurate and transparent information relative to the current economic and business environment.  As part of this process, we have reviewed our selection, application and communication of critical accounting policies and financial disclosures. We have determined that the critical accounting policies related to our core ongoing business activities are primarily those that relate to revenue recognition.  Other significant accounting policies are described in Note 3 to our audited annual consolidated financial statements for the year ended December 31, 2012.

REVENUE RECOGNITION

The Company’s revenues are derived from services (application development activities, software implementation and license fees, training and consulting, product maintenance and customer support), and application hosting fees.  Fees for services are billed separately from licenses of the Company’s products.

Revenue from the rendering of services is recognized when the following criteria are met:
•	The amount of revenue can be measured reliably;
•	The stage of completion can be measured reliably;
•	The receipt of economic benefits is probable; and
•	The costs incurred or to be incurred can be measured reliably.

Revenue from the sale of goods is recognized when the following criteria are met:
•	The amount of revenue can be measured reliably;
•	The risks and rewards of ownership have been transferred to the buyer;
•	The receipt of economic benefits is probable; and
•	The costs incurred or to be incurred can be measured reliably.

In addition to the above general principles, the Company applies the following specific revenue recognition policies:

•	Application and Web Development Fees
Typically, development of applications for the Company’s customers are provided based on a predetermined fixed hourly rate basis.  Revenue is recognized as time is incurred throughout the development process.

•	Implementation, Training and Consulting Service Fees
The Company receives revenue from implementation of its product offerings, consulting services and training services.  Customers are charged a fee based on time and expenses.  Revenue from implementation, consulting service and training fees is recognized as the services are performed or deferred until contractually defined milestones are achieved or until customer acceptance has occurred, as the case may be, for such contracts.

NORTHCORE TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Month Periods Ended September 30, 2013 and 2012
Dated:  November 13, 2013

•	Product Maintenance and Customer Support Fees
The Company receives revenue from maintaining its products and the provision of on-going support services to customers.  The maintenance and support fees are typically equal to a specified percentage of the customers’ license fee.  If associated with the fixed fee license model, the maintenance revenues received are recorded as deferred revenue and recognized on a straight-line basis over the contract period.

Services revenue from maintenance and support is recognized when the services are performed.  Maintenance and support revenues paid in advance are non-refundable and are recognized on a straight-line basis over the term of the agreement, which typically is 12 months.

•	Hosting Fees
The Company earns revenue from the hosting of customer websites and applications.  Under existing hosting contracts, the Company charges customers a recurring periodic flat fee.  The fees are recognized as the hosting services are provided.

•	Multiple Deliverable Revenue Arrangements
The Company also enters into transactions that represent multiple elements arrangements, which may include one or more of the following: intellectual property licensing, software, application development, maintenance, hosting, and/or other professional service offerings.  These multiple element arrangements are assessed to determine whether they can be sold separately in order to determine if they can be treated as more than one unit of accounting or element for the purpose of revenue recognition.  The Company allocates the arrangement fee, in a multiple element transaction, to the separate elements based on their relative selling prices, as indicated by vendor-specific objective evidence or third-party evidence of selling price, and if both are not available, estimated selling prices are used.  The allocated portion of the arrangement which is undelivered is then deferred.

RECENT ACCOUNTING PRONOUNCEMENTS

The following accounting standards, amendments and interpretations have been issued but are not yet effective for the Company. Management is currently assessing the impact of the new standards on the Company’s accounting policies and financial statement presentation.

•
IFRS 9, Financial Instruments was issued by the IASB in October 2010 and will replace IAS 39, Financial Instruments: Recognition and Measurement.  IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39.  The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9.  The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39.  IFRS 9 is effective for annual periods beginning on or after January 1, 2015.

NORTHCORE TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Month Periods Ended September 30, 2013 and 2012
Dated:  November 13, 2013

SUBSEQUENT EVENTS

Convertible Debenture Private Placement
The Company announced a private placement of $840,000 in convertible debentures on July 25, 2013. Following the material adverse change resulting from the Cielo transaction not proceeding, this private placement reduced to $221,000 of which a total of $144,000 has thus far elected to waive interest and convert full principle into equity.

NORTHCORE TECHNOLOGIES INC.
Corporate Directory

DIRECTORS T. Christopher Bulger Chairman, Interim CEO & CFO Douglas Mackenzie Board Member Jared Scharf Board Member
 CORPORATE OFFICES

Northcore Technologies Inc.
302 The East Mall, Suite 300
Toronto, Ontario, M9b 6C7

Envision Online Media Inc.
1306 Wellington St. W. Ste 401
Ottawa, Ontario
K1Y 3B2

AUDITORS

A Chan LLP
1066 West Hastings Street
Suite 1850
Vancouver, B.C.
V6E 3X2

ADDITIONAL SHAREHOLDER INFORMATION

Website:
www.northcore.com

Email:
investor-relations@northcore.com

SHARES OUTSTANDING

As at September 30, 2013:
234,625,479 common shares

REGISTRAR & TRANSFER AGENT

Equity Financial Trust Company
200 University Avenue, Suite 400
Toronto, Ontario
M5H 4H1

STOCK EXCHANGE LISTINGS

Toronto Stock Exchange NEX
    Symbol: NTI.H
OTC Bulletin Board
 Symbol: NTLNF

© 2013 Northcore Technologies Inc.